Exhibit 6.10

OFFER LETTER AND EMPLOYMENT AGREEMENT

TYLER WORROCK

(Marcie Tyler Sheldon Worrock)

Dear Tyler,

We are pleased to offer you employment with Worldwide Stages Spring Hill LLC (the Company) as Director of Operations. The terms and conditions of the Company’s offer of employment to you are outlined in this Offer Letter and Employment Agreement, together with all of its enclosures and exhibits (collectively, Offer and Agreement).

1.	Employment Start Date. Your employment start date will be 11/01/2021. The Company understands that you will not need to provide formal notice of termination, as you are currently employed as a 1099 contractor with Worldwide Stages Spring Hill, LLC.

2.	Position and Duties. The Company is offering you employment with the Company in the full-time position of Director of Operations at 5000 Northfield, Spring Hill, TN (Northfield). You are expected to render services that are consistent with the duties and responsibilities of such position, including as set out in Exhibit A to the Offer and Agreement.

3.	Salary. You will receive an annual base salary of $135,000, payable bi-weekly, in accordance with the Company’s regular payroll practices, as may be amended from time to time.

4.	Benefits. The Company provides a competitive benefits package for its eligible employees. You will be eligible to participate in all of the Company’s employee benefit programs, on the same terms and conditions as these programs are available to other full-time employees of the Company in a similar job position as you, subject to the conditions of these plans. We have enclosed a Summary of Benefits. You understand and acknowledge that the Company retains the right to amend, modify, rescind, delete, supplement or add to any of its existing employee benefit programs, at the Company’s sole and absolute discretion, as permitted by law. The Company also retains the discretion to interpret any terms or language used in this letter, and any such interpretation will be binding on you.

5.	Non-Disclosure of Prior Employers’ Confidential Information; No Conflicting Obligations. You will not disclose to the Company or induce the Company to use any confidential or proprietary information belonging to your former employer, any of your prior employers, or any other third party. You also represent and warrant that you have not taken or retained, and are not in possession of, any business materials or documents belonging to former employer or any other prior employer or third party. You acknowledge that the Company has advised you that you are strictly prohibited from bringing such materials or documents onto the Company’s premises, providing such materials or documents to Company personnel, or using them in connection with your employment with the Company. Further, you represent and warrant to the Company that the performance of your job duties for the Company will not violate, cause the breach of, or conflict with any prior agreement, contract, or understanding between you and any third party or otherwise violate any confidence of another. You represent and warrant that you are not subject to any post-employment restrictions that would prohibit or limit your employment by the Company. Moreover, you agree that you will not enter into any agreement either written or oral in conflict with this Offer and Agreement.

6.	Employment At-Will. This Offer and Agreement does not constitute a contract of employment for any period of time. Your employment with the Company will be on at at-will basis which means your employment may be terminated at any time by you or the Company, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by an authorized officer of the Company and you.

7.	Payments Subject to Withholdings and Deductions. The amount of any payment made to you by the Company as set forth in this Offer and Agreement will be reduced by any required taxes, withholdings, and other authorized employee deductions as may be required by law or as you have elected under the applicable benefit plans.

8.	Company Policies. At all times during your employment, you are expected to observe, respect and comply with all policies and procedures of the Company, whether written or oral.

9.	Employment Eligibility. Your employment with the Company is contingent upon completing the Form I-9 (Employment Eligibility Verification) within your first three days of employment. Review the “List of Acceptable Documents” contained on the enclosed I-9 Form. On your first day of employment, bring the Form I-9 plus the required original documentation specified in the “List of Acceptable Documents.” You must complete, sign, and date Section 1 of Form I-9 in front of your immediate manager or a Company designee and present the original required documentation to establish your identity and employment authorization.

10.	Employment Screening. Your employment at the Company is contingent upon your satisfactory completion and passing of employment screening that may include criminal background, reference checks, employment and education history verification, medical exams, drug testing, credit checks, or other pre-employment screenings. You understand and agree that, during your employment, the Company may require you to consent to and satisfactorily complete additional periodic employment screening.

11.	Governing Law. This Offer and Agreement shall be governed by the laws of the State of Tennessee, without giving effect to the principles of conflicts of law of such state. In the event of any dispute between the Parties, any claims or legal actions by one party against the other arising out of this Offer and Agreement or concerning any rights under this Offer and Agreement shall be commenced and maintained in any state or federal court located in Davidson County, Tennessee. Both parties hereby submit to the exclusive jurisdiction and venue of any such court. THE PARTIES FURTHER AGREE, TO THE EXTENT PERMITTED BY APPLICABLE LAW, TO WAIVE ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, COUNTERCLAIM OR ACTION ARISING FROM THE TERMS OF THIS OFFER AND AGREEMENT. Notwithstanding any other provisions of this Offer and Agreement, the parties agree to engage in binding arbitration with respect to any dispute related to the subject matter of this Offer and Agreement.

12.	Waiver. No waiver by the Company of any breach of this Offer and Agreement will be a waiver of any preceding or succeeding breach. No waiver by the Company of any right under this Offer and Agreement will be construed as a waiver of any other right. The Company will not be required to give notice to enforce strict adherence to all terms of this Offer and Agreement.

13.	Severability. If any provision, term, covenant or obligation of this Offer and Agreement, or its application, is held invalid, unenforceable, or unlawful, such invalidity, unenforceability or unlawfulness, shall not affect the other provisions, terms, covenants or obligations of this Offer and Agreement, or their application, which all shall remain valid and enforceable in full force and effect to the extent permitted by law.

14.	Successors and Assigns. This Offer and Agreement will be binding upon your heirs, executors, administrators, and other legal representatives and will be for the benefit of the Company, its successors, and its assigns.

15.	Survival. The provisions of this Offer and Agreement shall survive the assignment of this Offer and Agreement by the Company to any successor in interest or other assignee and, to the extent applicable, shall survive a termination of your employment with the Company.

16.	Section Headings. The section headings appearing in this Offer and Agreement have been inserted for the purpose of convenience and reference only and shall not limit or affect the meaning or interpretation of this Offer and Agreement in any way whatsoever.

17.	Notices. Any notices required or permitted hereunder shall be given to the appropriate party at the address specified below or at such other address as the party shall specify in writing. Such notice shall be deemed given upon personal delivery to the appropriate address or, if sent by certified or registered mail, three days after the date of mailing.

18.	Defend Trade Secret Act Trade Secret Disclosure Notice. Notice is hereby given that this agreement does not affect any immunity under 18 U.S.C. §§ 1833(b)(1) or (2), reproduced below.

(a)	An individual shall not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal.

(b)	An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

19.	Ownership of Work Product; Work for Hire. All data, reports or other deliverables that are conceived, developed or created in connection with the performance under this Offer and Agreement (the “Work Product”), including the copyright in such Work Product, shall be considered “work made for hire” and, therefore, all right, title and interest therein (including copyrights) will vest exclusively in the Company. Work Product shall include all original works of authorship created in whole or in part by you and all inventions discovered in whole or in part by you pursuant to this Offer and Agreement (whether or not patentable), including, but not limited to, software, data, materials, documentation, computer programs, images, film, audio, video, artistic works, including all worldwide rights therein under any patent, copyright, trade secret, trademark, confidential or proprietary information, or other property right, whether prior to the date of this Offer and Agreement or in the future. If any of the Work Product may not, by operation of law or otherwise, be considered work made for hire by you for Company, or if ownership of all rights, title, and interest of the intellectual property rights therein will not otherwise vest exclusively in Company, you hereby irrevocably assign to Company without further consideration (or if such rights are not assignable, you hereby waive such rights in favor of Company), and upon the future creation thereof automatically assigns, ownership of and all right, title and interest in all Work Product to Company. Company will have the right to obtain and hold in its own name patents, copyrights, registrations, and any other protection available as may be necessary or desirable to transfer, perfect, and defend Company’s ownership of the Work Product. you shall not use the Work Product on any other project or with any other party except with Company’s prior written consent. You agree that the compensation described in this Offer and Agreement is valid consideration for the assignment of Work Product as provided for herein. Violation of this section shall be a material breach of this Offer and Agreement, for which the Company may seek injunctive relief.

20.	Confidential Information. You acknowledges that Company may disclose or provide access to the you certain Confidential Information. “Confidential Information” shall mean (i) information concerning the Company’s products, business and operations including, but not limited to, information relating to business plans, financial records, customers, suppliers, vendors, products, product samples, costs, sources, strategies, inventions, trade secrets, procedures, sales aids or literature, technical advice or knowledge, contractual agreements, pricing, procedures, distribution methods, inventories, marketing strategies and interests, data, designs, drawings, work sheets, computer programs and systems and know-how or other intellectual property, of the Company and its affiliates that may be at any time furnished, communicated or delivered by the you, whether in oral, tangible, electronic or other form; (ii) the terms of any agreement, including this Offer and Agreement, and the discussions, negotiations and proposals related to any agreement; (iii) information acquired during any tours of or while present at the Company’s facilities; and (iv) all other non-public information provided by the Company hereunder. You shall maintain the Confidential Information in strict confidence and shall not disclose the Confidential Information to any other party. You shall only use the Confidential Information in furtherance of the performance of the Services, and shall not use the Confidential Information for any other purpose or for the benefit of any third party. No Confidential Information shall be duplicated or copied except as may be strictly necessary to effectuate the purpose of this Offer and Agreement. All Confidential Information shall remain the exclusive property of the Company. Confidential Information does not include information that: (i) was lawfully in the your possession before receipt from the Company, as established by competent evidence; (ii) at or after the time of disclosure, becomes generally available to the public other than through any act or omission of the you; (iii) is received by the you from a third party free to make such disclosure without, to the best of your knowledge, breach of any legal or contractual obligation; or (v) is disclosed by you with the Company’s prior written approval. If confronted with legal action to disclose Confidential Information, then you shall, unless prohibited by applicable law, provide prompt written notice to the Company to allow it an opportunity to seek a protective order or other relief it deems appropriate and shall reasonably assist Company in such efforts. If disclosure is nonetheless required, you shall limit disclosure to only that portion of the Confidential Information which it is advised by its legal counsel must be disclosed. You agree that any breach or threatened breach regarding the treatment of the Confidential Information may result in irreparable harm to Company for which there may be no adequate remedy at law. In such event Company shall be entitled to seek an injunction, without the necessity of posting a bond, to prevent any further breach of this Offer and Agreement, in addition to all other remedies available in law or at equity. You shall promptly return or, at Company’s option, certify destruction of all copies of Confidential Information at any time upon request or within thirty (30) days following the expiration or earlier termination of your employment with the Company. Your obligations to protect the Confidential Information will survive for one (1) year after termination of your employments. Notwithstanding the foregoing, you shall not disclose any Confidential Information that constitutes a Company trade secret until such time that the information no longer constitutes a trade secret.

21.	Non-disparagement. You agree that you will not disparage or otherwise speak or write negatively about Company or its members, management, employees, affiliates or consultants (or Company products or services) or cause, directly or indirectly, any person to disparage or speak or write negatively about Company or its members, management, employees, affiliates or consultants (or Company products or services).

22.	Entire Agreement. This Offer and Agreement, which includes all enclosures, sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements of the parties, whether oral or written.

Please signify your acceptance of this Offer and Agreement by signing below and returning the signed document to Priscilla Wise via email at priscilla.wise@worldwidestages.com on or before 11/01/2021.

Sincerely,

/s/ Priscilla Wise
Priscilla Wise, VP & Chief of Staff
Worldwide Stages Spring Hill, LLC

/s/ M. Tyler Sheldon Worrock
Acceptance Signature by
Marcie Tyler Sheldon Worrock

11/01/2021
Date of Acceptance Signature

Exhibit A

Job Responsibilities

1.	Provide general support to the Chief Executive Officer and Chief of Staff.

2.	Contribute across multiple business lines, including tasks related to financial, operational, marketing, branding, public relations, construction, and design.

3.	Work closely with the staff, artists, visitors, guests, and vendors in supporting daily operations of the company.

4.	Prepare and present operational reports, diagrams and drawings as requested.

5.	Work closely with the Chief Executive Officer and Chief of Staff on all matters related to the operational and construction budgets.

6.	Assist in developing and implementing strategies, procedures, and business plans needed to enhance company growth.

7.	Work with the executive team to help set individual and company performance goals.

8.	Assist in creating and operationalizing a “wow factor” and “dream environment” for customers and employees at a location.

9.	Contribute to the sales & revenue of the stages and event spaces.

10.	Assist in creating rehearsal room systems, construction, and installations.

11.	Assist in creating vendor, storage, and client amenity spaces.

12.	Assist with the growth of the company, which may include accompanying Executives/Officers to other locations, site visits and industry events to expand and cultivate the WWS brand.

13.	Performs other related duties as required and/or assigned.

A-1